Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cloudflare, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-233743) on Form S-8 of Cloudflare, Inc. of our report dated March 4, 2020, with respect to the consolidated balance sheets of Cloudflare, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of Cloudflare, Inc.

/s/ KPMG LLP
Santa Clara, California
March 4, 2020